FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 25, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 25, 2014	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, 333, Keelung Rd., Sec. 1 Taipei, Taiwan, 110	Joseph Tung, Chief Financial Officer Eddie Chang, Senior Director Joseph Su, Senior Manager ir@aseglobal.com
Tel: + 886.2.6636.5678 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Michelle Jao, Manager (US Contact) mjao@iselabs.com Tel: + 1.510.687.2481

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2014

Taipei, Taiwan, R.O.C., April 25, 2014 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of packaging and testing services, today reported unaudited net revenues1 of NT$54,700 million for the first quarter of 2014 (1Q14), up by 14% year-over-year and down by 15% sequentially.  Net income attributable to shareholders of the parent for the quarter totaled NT$3,438 million, up from a net income attributable to shareholders of the parent of NT$2,231 million in 1Q13 and down from a net income attributable to shareholders of the parent of NT$5,208 million in 4Q13.  Diluted earnings per share for the quarter were NT$0.44 (or US$0.072 per ADS), compared to diluted earnings per share of NT$0.29 for 1Q13 and NT$0.66 for 4Q13.

RESULTS OF OPERATIONS

1Q14 Results Highlights – Consolidated
●
Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others each represented approximately 49%, 11%, 39%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$44,351 million, up by 11% year-over-year and down from NT$51,654 million in the previous quarter.

-	Raw material cost totaled NT$24,966 million during the quarter, representing 46% of total net revenues, compared with NT$31,589 million and 49% of total net revenues in the previous quarter.

-	Labor cost totaled NT$7,440 million during the quarter, representing 14% of total net revenues, compared with NT$7,382 million and 12% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$6,109 million during the quarter, up by 1% year-over-year and down by 2% sequentially.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in R.O.C.).  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

●	Gross margin decreased 0.6 percentage points to 18.9% in 1Q14 from 19.5% in 4Q13.
●
Total operating expenses during 1Q14 were NT$5,279 million, including NT$2,293 million in R&D and NT$2,986 million in SG&A, compared with total operating expenses of NT$5,570 million in 4Q13.  Total operating expenses as a percentage of net revenues for the current quarter were 10%, remained the same as 1Q13 and up from 9% in 4Q13.

●	Operating income for the quarter totaled NT$5,070 million, down from NT$6,940 million in the previous quarter. Operating margin was 9.3% in 1Q14 compared to 10.8% in 4Q13.
●	In terms of non-operating items:

-	Net interest expense was NT$531 million, down from NT$567 million in 4Q13.

-	Net foreign exchange loss of NT$668 million was primarily attributable to the appreciation of the U.S. dollar against NT dollar and Renminbi (“RMB”).

-	Loss on equity-method investments of NT$64 million was primarily attributable to the loss from investment on Advanced Microelectronic Products, Inc.

-	Gain on valuation of financial assets and liabilities was NT$304 million.

-
Other net non-operating income of NT$173 million were primarily related to miscellaneous income.  Total non-operating expenses for the quarter were NT$786 million, compared to total non-operating expenses of NT$444 million for 1Q13 and total non-operating expenses of NT$1,148 million for 4Q13.

●
Income before tax was NT$4,284 million for 1Q14, compared to NT$5,792 million in the previous quarter.  We recorded income tax expense of NT$727 million during the quarter, compared to NT$450 million in 4Q13.

●
In 1Q14, net income attributable to shareholders of the parent was NT$3,438 million, compared to net income attributable to shareholders of the parent of NT$2,231 million for 1Q13 and net income attributable to shareholders of the parent of NT$5,208 million for 4Q13.

●
Our total number of shares outstanding at the end of the quarter was 7,810,454,946, including treasury stock owned by our subsidiaries.  Our 1Q14 diluted earnings per share of NT$0.44 (or US$0.072 per ADS) were based on 7,790,716,586 weighted average number of shares outstanding in 1Q14.

1Q14 Results Highlights – IC ATM2
●
Net revenue contribution from IC ATM operations was NT$34,351 million for the first quarter of 2014, up by 10% year-over-year and down by 9% sequentially.  Net revenue contribution from packaging operations, testing operations, and substrates sold to third parties was NT$27,787 million, NT$5,785 million, and NT$779 million, respectively, and each represented approximately 81%, 17%, and 2%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$26,108 million, up by 4% year-over-year and down by 5% sequentially.

-	Raw material cost totaled NT$8,352 million during the quarter, representing 24% of total net revenues, compared with NT$9,200 million and 24% of total net revenues in the previous quarter.

-	Labor cost totaled NT$6,638 million during the quarter, representing 19% of total net revenues, compared with NT$6,628 million and 17% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$5,825 million during the quarter, up by 3% year-over-year and down by 1% sequentially.

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

●	Gross margin decreased 3.6 percentage points to 24.0% in 1Q14 from 27.6% in 4Q13.
●
Total operating expenses during 1Q14 were NT$4,033 million, including NT$1,836 million in R&D and NT$2,197 million in SG&A, compared with total operating expenses of NT$4,298 million in 4Q13.  Total operating expenses as a percentage of net revenues for the current quarter were 12%, up from 11% in 1Q13 and 4Q13.

●	Operating income for the quarter totaled NT$4,210 million, down from NT$6,150 million in the previous quarter. Operating margin was 12.3% in 1Q14 compared to 16.2% in 4Q13.

1Q14 Results Highlights – EMS
●	Net revenue contribution from EMS operations was NT$21,376 million, up by 30% year-over-year and down by 25% sequentially.
●	Cost of revenues was NT$19,319 million, up by 33% year-over-year and down by 26% sequentially.

-	Raw material cost totaled NT$16,623 million during the quarter, representing 78% of total net revenues, compared with NT$22,398 million and 79% of total net revenues in the previous quarter.

-	Labor cost totaled NT$803 million during the quarter, representing 4% of total net revenues, compared with NT$754 million and 3% of total net revenues in the previous quarter.

-	Depreciation, amortization and rental expenses totaled NT$268 million during the quarter, up by 3% year-over-year and down by 7% sequentially.

●	Gross margin increased to 9.6% in 1Q14 from 7.7% in 4Q13.
●
Total operating expenses during 1Q14 were NT$1,224 million, including NT$481 million in R&D and NT$743 million in SG&A, compared with total operating expenses of NT$1,231 million in 4Q13.  Total operating expenses as a percentage of net revenues for the current quarter were 6%, down from 7% in 1Q13 and up from 4% in 4Q13.

●	Operating income for the quarter totaled NT$833 million, up from NT$958 million in the previous quarter. Operating margin increased to 3.9% in 1Q14 from 3.4% in 4Q13.

LIQUIDITY AND CAPITAL RESOURCES
●	As of March 31, 2014, our cash and current financial assets totaled NT$48,866 million, compared to NT$50,167 million as of December 31, 2013.
●	Capital expenditures in 1Q14 totaled US$116 million, of which US$65 million were used for packaging, US$27 million for testing, US$16 million for EMS and US$8 million for interconnect materials.
●
As of March 31, 2014, we had total bank debt of NT$89,625 million, compared to NT$100,801 million as of December 31, 2013.  Total bank debt consisted of NT$33,854 million of revolving working capital loans, NT$5,782 million of the current portion of long-term debt and NT$49,989 million of long-term debt.  Total unused credit lines amounted to NT$126,770 million.

●	Current ratio as of March 31, 2014 was 1.44, compared to 1.31 as of December 31, 2013. Net debt to equity ratio was 0.31 as of March 31, 2014.
●	Total number of employees was 60,513 as of March 31, 2014, compared to 56,463 as of March 31, 2013 and 60,199 as of December 31, 2013.

Advanced Semiconductor Engineering, Inc.

BUSINESS REVIEW
Packaging Operations3
●	Net revenues generated from our packaging operations were NT$27,787 million during the quarter, up by NT$2,872 million, or by 12% year-over-year, and down by NT$3,142 million, or by 10% sequentially.
●
Net revenues from advanced packaging accounted for 27% of our total packaging net revenues during the quarter, down by 6 percentage points from the previous quarter.  Net revenues from IC wirebonding accounted for 64% of our total packaging net revenues during the quarter, up by 7 percentage points from the previous quarter.  Net revenues from discrete and others accounted for 9% of our total packaging net revenues during the quarter, down by 1 percentage point from the previous quarter.

●	Gross margin for our packaging operations during the quarter was 21.6%, up by 5.5 percentage points year-over-year and down by 3.6 percentage points from the previous quarter.
●
Capital expenditures for our packaging operations amounted to US$65 million during the quarter, of which US$12 million were used for purchases of wafer bumping and flip chip packaging equipment, US$51 million for common equipment purchases, including SiP equipment purchases, and US$2 million for wirebond specific purposes.

●	As of March 31, 2014, there were 15,375 wirebonders in operation. 31 wirebonders were added and 348 wirebonders were disposed of during the quarter.

Testing Operations
●	Net revenues generated from our testing operations were NT$5,785 million, up by NT$62 million, or by 1% year-over-year, and down by NT$440 million, or by 7% sequentially.
●
Final testing accounted for 79% of our total testing net revenues, up by 2 percentage points from the previous quarter.  Wafer sort accounted for 19% of our total testing net revenues, down by 2 percentage points from the previous quarter.  Engineering testing accounted for 2% of our total testing net revenues, which remained the same as the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,642 million, down from NT$1,688 million in 1Q13 and down from NT$1,693 million in 4Q13.
●	In 1Q14, gross margin for our testing operations was 32.3%, down by 2.0 percentage points year-over-year and down by 4.2 percentage points from the previous quarter.
●	Capital expenditures for our testing operations amounted to US$27 million during the quarter.
●	As of March 31, 2014, there were 3,155 testers in operation. 104 testers were added and 66 testers were disposed of during the quarter.

EMS Operations
●	Net revenues generated from our EMS operations were NT$21,376 million, up by NT$4,993 million, or by 30% year-over-year, and down by NT$7,044 million, or by 25% sequentially.
●
Communications products accounted for 48% of our total net revenues from EMS operations, down by 13 percentage points from the previous quarter.  Computing products accounted for 22% of our total net revenues from EMS operations, up by 6 percentage points from the previous quarter.  Consumer products accounted for 10% of our total net revenues from EMS operations, up by 2 percentage points from the previous quarter.  Industrial products accounted for 12% of our total net revenues from EMS operations, up by 3 percentage points from the previous quarter.  Automotive products accounted for 7% of our total net revenues from EMS operations, up by 2 percentage points from the previous quarter.

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

●	In 1Q14, gross margin for our EMS operations was 9.6%, down by 1.9 percentage points year-over-year and up by 1.9 percentage points from the previous quarter.
●	Capital expenditures for our EMS operations amounted to US$16 million during the quarter.

Substrate Operations
●
PBGA substrate manufactured by ASE amounted to NT$2,086 million during the quarter, up by NT$196 million, or by 10% year-over-year, and down by NT$38 million, or by 2% from the previous quarter.  Of the total output of NT$ 2,086 million, NT$779 million was from sales to external customers.

●	Gross margin for substrate operations was 16.7% during the quarter, up by 5.7 percentage points year-over-year and down by 1.2 percentage points from the previous quarter.
●	In 1Q14, our internal substrate manufacturing operations supplied 30% (by value) of our total substrate requirements.

Customers
IC ATM CONSOLIDATED BASIS

●
Our five largest customers together accounted for approximately 34% of our total net revenues in 1Q14, compared to 36% in 1Q13 and 38% in 4Q13.  There was one customer which accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 47% of our total net revenues during the quarter, compared to 49% in 1Q13 and 52% in 4Q13.
●	Our customers that are integrated device manufacturers, or IDMs, accounted for 36% of our total net revenues during the quarter, compared to 34% in 1Q13 and 4Q13.

EMS BASIS
●
Our five largest customers together accounted for approximately 73% of our total net revenues in 1Q14, compared to 66% in 1Q13 and 81% in 4Q13.  There were two customers which accounted for more than 10% of our total net revenues in 1Q14.

●	Our top 10 customers contributed 86% of our total net revenues during the quarter, compared to 84% in 1Q13 and 90% in 4Q13.

OUTLOOK
Based on our current business outlook and exchange rate assumption, management projects overall performance for the second quarter of 2014 to be as follows:
●	Our IC-ATM revenues should approach Q4 levels and our EMS revenues should be flat to slightly down;
●	Our consolidated gross profit margin is expected to be ahead of Q4 levels, in excess of 20%;
●	Our capital expenditure for full year 2014 should increase by US$200 million to US$250 million, subject to adjustments in line with market condition.

About ASE, Inc.
ASE, Inc. is the world's largest independent provider of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services.  For more information, please visit our website at http://www.aseglobal.com.

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2013 Annual Report on Form 20-F filed on April 17, 2014.

Supplemental Financial Information

IC ATM Consolidated Operations
Amounts in NT$ Millions	1Q/14	4Q/13	1Q/13
Net Revenues	34,351	37,900	31,317
Revenues by End Application
Communications	52%	57%	52%
Computers	12%	10%	11%
Automotive and Consumer	36%	33%	36%
Others	0%	0%	1%
Revenues by Region
North America	60%	63%	60%
Europe	11%	10%	11%
Taiwan	17%	16%	17%
Japan	7%	6%	6%
Other Asia	5%	5%	6%

Packaging Operations
Amounts in NT$ Millions	1Q/14	4Q/13	1Q/13
Net Revenues	27,787	30,929	24,915
Revenues by Packaging Type
Advanced Packaging	27%	33%	26%
IC Wirebonding	64%	57%	63%
Discrete and Others	9%	10%	11%
Capacity
CapEx (US$ Millions)*	65	46	69
Number of Wirebonders	15,375	15,692	15,559

Testing Operations
Amounts in NT$ Millions	1Q/14	4Q/13	1Q/13
Net Revenues	5,785	6,225	5,723
Revenues by Testing Type
Final test	79%	77%	78%
Wafer sort	19%	21%	19%
Engineering test	2%	2%	3%
Capacity
CapEx (US$ Millions)*	27	17	40
Number of Testers	3,155	3,117	2,945

EMS Operations
Amounts in NT$ Millions	1Q/14	4Q/13	1Q/13
Net Revenues	21,376	28,420	16,383
Revenues by End Application
Communications	48%	61%	33%
Computing	22%	16%	28%
Consumer	10%	8%	13%
Industrial	12%	9%	17%
Automotive	7%	5%	8%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	16	12	5
* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2014		Dec. 31 2013		Mar. 31 2013
Net revenues:
Packaging		26,722		28,703		24,903
Testing		5,785		6,225		5,723
Direct Material		779		746		679
EMS		21,365		28,411		16,383
Others		49		79		502
Total net revenues		54,700		64,164		48,190

Cost of revenues		(44,351)		(51,654)		(39,909)
Gross profit		10,349		12,510		8,281

Operating expenses:
Research and development		(2,293)		(2,403)		(1,984)
Selling, general and administrative		(2,986)		(3,167)		(2,694)
Total operating expenses		(5,279)		(5,570)		(4,678)
Operating income		5,070		6,940		3,603

Net non-operating (expenses) income:
Interest expense - net		(531)		(567)		(490)
Foreign exchange loss		(668)		(82)		(473)
Gain (loss) on equity-method investments		(64)		50		(14)
Gain on valuation of financial assets and liabilities		304		135		615
Others		173		(684)		(82)
Total non-operating expenses		(786)		(1,148)		(444)

Income before tax		4,284		5,792		3,159

Income tax expense		(727)		(450)		(803)
Income from continuing operations and before noncontrolling interest		3,557		5,342		2,356
Noncontrolling interest		(119)		(134)		(125)

Net income attributable to shareholders of the parent		3,438		5,208		2,231

Per share data:
Earnings (losses) per share
– Basic	NT$	0.45	NT$	0.68	NT$	0.30
– Diluted	NT$	0.44	NT$	0.66	NT$	0.29

Earnings (losses) per equivalent ADS
– Basic	US$	0.075	US$	0.116	US$	0.051
– Diluted	US$	0.072	US$	0.112	US$	0.049

Number of weighted average shares used in diluted EPS calculation (in thousands)		7,790,716		8,068,780		7,568,303

Exchange rate (NT$ per US$1)		30.15		29.44		29.33

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Statement of Comprehensive Income Data – IC ATM
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2014		Dec. 31 2013		Mar. 31 2013
Net revenues:
Packaging		27,787		30,929		24,915
Testing		5,785		6,225		5,723
Direct Material		779		746		679
Total net revenues		34,351		37,900		31,317

Cost of revenues		(26,108)		(27,452)		(25,093)
Gross profit		8,243		10,448		6,224

Operating expenses:
Research and development		(1,836)		(1,937)		(1,575)
Selling, general and administrative		(2,197)		(2,361)		(1,980)
Total operating expenses		(4,033)		(4,298)		(3,555)
Operating income		4,210		6,150		2,669

Net non-operating (expenses) income:
Interest expense - net		(553)		(587)		(510)
Foreign exchange loss		(685)		(56)		(478)
Gain on equity-method investments		554		717		586
Gain on valuation of financial assets and liabilities		298		68		571
Others		214		(637)		(62)
Total non-operating (expenses) income		(172)		(495)		107

Income before tax		4,038		5,655		2,776

Income tax expense		(570)		(406)		(506)
Income from continuing operations and before noncontrolling interest		3,468		5,249		2,270
Noncontrolling interest		(30)		(41)		(39)

Net income attributable to shareholders of the parent		3,438		5,208		2,231

Per share data:
Earnings (losses) per share
– Basic	NT$	0.45	NT$	0.68	NT$	0.30
– Diluted	NT$	0.44	NT$	0.66	NT$	0.29

Number of weighted average shares used in diluted EPS calculation (in thousands)		7,790,716		8,068,780		7,568,303

Universal Scientific Industrial Co., Ltd.
Summary of Consolidated Statement of Comprehensive Income Data – EMS
 (In NT$ millions, except per share data)
(Unaudited)

	For the three months ended
	Mar. 31 2014	Dec. 31 2013	Mar. 31 2013
Net revenues:
Total net revenues	21,376	28,420	16,383

Cost of revenues	(19,319)	(26,231)	(14,505)
Gross profit	2,057	2,189	1,878

Operating expenses:
Research and development	(481)	(492)	(424)
Selling, general and administrative	(743)	(739)	(665)
Total operating expenses	(1,224)	(1,231)	(1,089)
Operating income	833	958	789

Net non-operating (expenses) income:
Total non-operating income	55	59	83

Income before tax	888	1,017	872

Income tax expense	(165)	(26)	(171)
Income from continuing operations and before noncontrolling interest	723	991	701
Noncontrolling interest	(90)	(93)	(89)

Net income attributable to shareholders of the parent	633	898	612

 Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Mar. 31, 2014	As of Dec. 31, 2013

Current assets:
Cash and cash equivalents	43,577	45,026
Financial assets – current	5,289	5,141
Notes and accounts receivable	37,857	43,236
Inventories	36,269	34,870
Others	4,150	3,903
Total current assets	127,142	132,176

Investments – non current	2,609	2,357
Property plant and equipment	130,422	131,497
Intangible assets	11,946	11,954
Prepaid lease payments	2,490	4,072
Others	5,212	4,758
Total assets	279,821	286,814

Current liabilities:
Short-term debts – revolving credit	33,854	44,618
Current portion of long-term debts	5,782	6,017
Notes and accounts payable	25,471	28,989
Others	23,071	21,211
Total current liabilities	88,178	100,835

Long-term debts	49,989	50,166
Other liabilities	8,653	8,648
Total liabilities	146,820	159,649
Noncontrolling interest	4,324	4,144

Shareholders of the parent	128,677	123,021

Total liabilities & shareholders’ equity	279,821	286,814

Current Ratio	1.44	1.31

Net Debt to Equity	0.31	0.40